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                              July 8, 2022

       Neil Laird
       Chief Financial Officer
       NovAccess Global Inc.
       8584 E. Washington Street, No. 127
       Chagrin Falls, Ohio 44023

                                                        Re: NovAccess Global
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 23, 2022
                                                            File No. 333-265800

       Dear Mr. Laird:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. We note that your shares are quoted on the OTC Pink marketplace. Please be advised that an at-the-market
resale offering under Rule 415 is not available for registrants quoted on the OTC Pink
marketplace. To sell shares at market prices, we require an existing trading market for
those shares, and we do not consider the OTC Pink to be such a market for purposes of
satisfying Item 501(b)(3) of Regulation S-K. Please revise your prospectus to set a fixed price at
which the selling shareholders will offer and sell their shares for the duration of the
offering. Please make the appropriate revisions on the front cover page, offering section and
plan of distribution section.
 Neil Laird
NovAccess Global Inc.
July 8, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Evan Ewing at 202-551-5920 or Sergio Chinos at 202-551-7844 with any questions.



FirstName LastNameNeil Laird                               Sincerely,
Comapany NameNovAccess Global Inc.
                                                           Division of
Corporation Finance
July 8, 2022 Page 2                                        Office of
Manufacturing
FirstName LastName